OFI Global Asset Management, Inc.

Two World Financial Center

225 Liberty Street, 11th Floor

New York, New York 10281-1008

April 9, 2013

Via Electronic Transmission

Ms. Valerie Lithotomos

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Registration Statement on Form N-1A for Oppenheimer SteelPath Master MLP Fund, LLC (SEC File No. 811-22783)

Dear Ms. Lithotomos:

Thank you for your comments, dated January 25, 2013, to the registration statement on Form N-1A for Oppenheimer SteelPath Master MLP Fund, LLC (the “Registrant” or the “Trust”), filed with the Securities and Exchange Commission (the “Commission”) on December 26, 2012. For your convenience, we have included each of your comments in italics below, followed by our response. The captions used below correspond to the captions the Registrant uses in the registration statement and defined terms have the meanings defined therein.

Prospectus

General

1.	We note that a large number “1234” appears on page 2; please remove or explain its significance.

The stray numbers you reference appear to be the result of a technical glitch embedded within a logo graphic filed as part of the registration statement. We note that the numbers were not visible in our original Word document or our pre-filed EDGAR proof.

Item 8. Financial Intermediary Compensation

2.	Please confirm to the staff that neither the Fund nor any of its related companies pay financial intermediaries for the sale of Fund shares.

We confirm that neither the Fund nor any of its related companies pay financial intermediaries for the sale of Fund shares.

Item 9. Investment Objective, Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings

3.	The prospectus states that under normal circumstances, the Fund will invest 90% of its net assets in the equity securities of a minimum of forty MLPs. Although the result may be acceptable, please change this to state that the Fund will invest at least 80% of its net assets plus borrowings for investment purposes in the equity securities of a minimum of forty MLPs.

The Fund’s policy to invest, under normal circumstances, 90% of its net assets in the manner described in the prospectus is a “principal investment strategy,” approved by the Fund’s Board of Directors, and is the result of a deliberate decision to use that threshold percentage instead of 80%. That decision determined that 90% was the percentage threshold at which, under normal circumstances, the Fund should be invested in MLPs in seeking its objective. For this reason, particularly because of the large percentage of the Fund’s assets that will consistently (under normal circumstances) will be invested in MLPs, which have a risk profile substantially different than more traditional broader-market stocks and bonds, we believe that to otherwise disclose that the Fund will invest at least 80% would mislead shareholders to believe that a full 20% of the Fund could be invested in securities other than MLPs, which is not how the Fund intends to invest. Accordingly, we respectfully decline to revise the disclosure consistent with the Staff’s comment.

4.	In the section titled “Other Strategies,” it states "The Fund can invest in a number of different types of ‘derivative’ instruments.” The Division of Investment Management has made a number of observations about derivatives-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (http://www.sec.gov/divisions/invstment guidance/ici073010.pdf). Please review the observations set forth in that letter and revise your disclosure of use and risks of derivatives accordingly.

The Fund acknowledges its disclosure obligations with respect to the July 2010 letter. We have reviewed that letter and believe that our disclosure is consistent with the guidance set forth therein. Therefore, we do not believe that revisions to the derivatives disclosure are warranted at this time.

5.	If applicable, disclose in section (d) Portfolio Holdings that a description of the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio securities is available on the Fund’s website.

The Fund is not publicly offered, but is offered only to certain Oppenheimer fund-of-funds and other accredited investors. The Fund does not make its policies and procedures with respect to its portfolio holdings available on its website.

General

6.	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in an amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

We are unaware of any incomplete portions of the filing. We acknowledge however that the staff of the Commission may provide additional comments on any amendments filed in connection with the Fund’s registration statement and any exhibits filed with such amendments, as well as this letter.

7.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

We have not submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

8.	Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

This response letter indicates where no changes will be made in the filing in response to a comment and the basis for our position.

9.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We believe that the information required for an investor in the Fund to make an informed decision has been provided. Consistent with your request, we acknowledge below that the Fund is responsible for the adequacy and accuracy of the disclosure.

* * * * *

As you have requested and consistent with Commission Release 2004-89, the Fund hereby acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the staff’s comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•	The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the registration statement or this letter to the undersigned at:

OFI Global Asset Management, Inc.
Two World Financial Center
225 Liberty Street, 16th Floor
New York, New York 10281-1008
212-323-0310
tedwards@oppenheimerfunds.com

Sincerely,

/s/ Taylor V. Edwards

Taylor V. Edwards
Vice President & Senior Counsel

cc: Arthur S. Gabinet, Esq.

Lori E. Bostrom, Esq.

K&L Gates LLP